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                                    EXHIBIT 1


                        Royal Group Technologies Limited
                          Press Release June 29th 2004



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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS OF COMPANY

Royal Group Technologies Limited (the "Company")
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7

ITEM 2 DATE OF MATERIAL CHANGE

June 29, 2004

ITEM 3 NEWS RELEASE

A press release was issued on June 29, 2004 in Toronto, Ontario and disseminated across Canada by CCN Matthews.

ITEM 4 SUMMARY OF MATERIAL CHANGE

On June 29, 2004, Standard & Poor's Rating Services announced that it lowered the ratings in both the Company's long-term corporate credit rating and its senior unsecured debt rating by one notch to "BBB-". While the downgrade reflects concerns surrounding the Company's operating profits over the past 18 months as well as the Company's liquidity position against comparable companies in the same rating category, it does not trigger changes in the Company's outstanding debts, save for an increase in the interest rates charged by the banking syndicate under the Company's termed-out credit facilities.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Please see the press release attached hereto as Schedule "A".

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 OMITTED INFORMATION

Not applicable.

ITEM 8 EXECUTIVE OFFICER

For further information, please contact:

Mark Badger
Vice President, Marketing and Corporate Communications
Tel:  (905) 264-0701
Fax: (905) 264-0702

ITEM 9 DATE OF REPORT

July 6, 2004


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                                  SCHEDULE "A"



NEWS RELEASE TRANSMITTED BY CCNMatthews

[ROYAL GROUP TECHNOLOGIES LOGO]

FOR: ROYAL GROUP TECHNOLOGIES LIMITED

TSX, NYSE SYMBOL: RYG

JUNE 29, 2004 - 18:30 ET

ROYAL GROUP TECHNOLOGIES LIMITED RESPONDS TO STANDARD & POOR'S RATING ACTION

TORONTO, ONTARIO--(CCNMatthews - Jun 29, 2004)

Today Standard & Poor's Ratings Services ("S&P") issued a press release, stating that it had lowered the ratings on both Royal Group's long-term corporate credit rating and its senior unsecured debt rating by one notch to "BBB -". At the same time, the ratings were removed from CreditWatch, with the outlook being stated as "negative". Concerns surround the sufficiency of operating profits over the past 18 months and the company's liquidity position as against comparable companies in the same rating category.

Royal Group recognizes that while it is facing a challenging environment, it continues to make progress with the implementation of strategies to turnaround the Company, and is focused on further increasing profitability and free cash flow. However, progress with these initiatives has been slowed during the past few quarters by continuing high raw material costs, a stronger Canadian dollar and excess capacity.

The lowering of the rating by S&P does not trigger changes in the Company's outstanding debts, save for an increase in the interest rates charged by the banking syndicate under the Company's termed-out credit facilities. The annualized effect of the downgrade on interest expense will be approximately $1.06 million pre-tax, or less than $0.01 per share after tax.

Royal Group is a manufacturer of innovative, polymer-based home improvement, consumer and construction products. The Company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or


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                                      -2-
delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation, investigations, administrative and regulatory matters, intellectual property disputes, and similar matters; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of June 29, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

                                      -30-

FOR FURTHER INFORMATION PLEASE CONTACT:
ROYAL GROUP TECHNOLOGIES LIMITED
RON GOEGAN
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
(905) 264-0701
(905) 264-0702  (FAX)

OR

ROYAL GROUP TECHNOLOGIES LIMITED
MARK BADGER
VICE PRESIDENT OF MARKETING AND CORPORATE COMMUNICATIONS
(905) 264-0701
(905) 264-0702  (FAX)


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                                    SIGNATURE




        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.




ROYAL GROUP TECHNOLOGIES LIMITED




Date:  July 12, 2004 By: /s/ Douglas Dunsmuir
                         ----------------------------------
                         Name: Douglas Dunsmuir
                         Title:  President and Chief Executive Officer